Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

August 9, 2023

Mr. Kyle Wiley

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quhuo Limited
Response to the Staff’s Comments on
Form 20-F for the Year Ended December 31, 2022
Filed April 20, 2023
File No. 001-39354

Dear Mr. Wiley and Ms. Thompson,

On behalf of our client, Quhuo Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 26, 2023 relating to the Form 20-F for the year ended December 31, 2022 filed on April 20, 2023 (the “2022 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 20-F filed April 20, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

RESPONSE: The Company respectfully advises the Staff that, in connection with the required submission under paragraphs (a), (b)(2) and (b)(3) of Item 16I, the Company relied on the register of members as of March 3, 2022 (“ROM”) and the beneficial ownership schedules filed by its major shareholders. As these major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company considers this reliance reasonable and sufficient.

After examining the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders, the Company determined that several entities and/or individuals beneficially owned 5% or more of its total outstanding shares as of December 31, 2022, including (1) Mr. Leslie Yu and LESYU Investments Limited (“LESYU”), a British Virgin Islands company, (2) Mr. Shuyi Yang, (3) SBCVC Fund IV. L.P., a Cayman Islands limited partnership (“SBCVC Fund,” together with its affiliates, “SBCVC Group”), and (4) ClearVue Yummy Express Holdings, Ltd., a Cayman Islands entity (“ClearVue,” together with its affiliates, “ClearVue Group”). Additionally, based on the ROM, Quhuo Holding (BVI) Limited and Baidu Online Network Technology (Beijing) Co., Ltd. also beneficially owned more than 5% of the Company’s total outstanding shares as of the date of the ROM. The following sets forth a summary of the beneficial ownership structure of shareholders with more than 5% of the Company’s shares, based on such shareholders’ public filing or information that was privy to the Company:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  • 桑西尼 • 古奇 • 罗沙迪律师事务所

austin      beijing       boston       BOULDER       brussels       hong kong       london       los angeles       new york       palo alto
SALT LAKE CITY       san diego       san francisco seattle       shanghai       washington, dc       wilmington, de

•	According to the Schedule 13G/A jointly filed by Mr. Leslie Yu and LESYU on February 14, 2023, LESYU is wholly owned by Mr. Leslie Yu, the Company’s chairman and chief executive officer.

•	According to the Schedule 13G jointly filed by SBCVC Group on February 10, 2021, the general partner of SBCVC Fund is SBCVC Management IV L.P., a Cayman Islands limited partnership. The general partner of SBCVC Management IV L.P. is SBCVC Limited, a Cayman Islands company. The majority shareholder of SBCVC Limited is Star Pioneer Investment Holdings Limited, a British Virgin Islands company. Lin Ye Song, an Australian citizen, is the sole owner of Star Pioneer Investment Holdings Limited. The voting and investment decisions made by SBCVC Limited are executed by SBCVC Holdings Limited, a Cayman Islands company.

•	According to the Schedule 13G jointly filed by ClearVue Group on February 5, 2021, ClearVue is wholly owned by ClearVue Partner II, L.P., a Cayman Islands entity, the general partner of which is ClearVue Partners II GP, L.P., a Cayman Islands entity. ClearVue Partners II Ltd., a Cayman Islands entity, is the general partner of ClearVue Partners II GP, L.P., and is ultimately controlled by Harry Chi Hui, a Hong Kong citizen, and William Apollo Chen, a United States citizen, as directors.

•	According to a questionnaire the Company requested its directors, officers and major shareholders to complete as part of its annual compliance procedures, Baidu Online Network Technology (Beijing) Co., Ltd. is wholly owned by Baidu, Inc. (Nasdaq: BIDU). According to the annual report on Form 20-F filed on March 22, 2023 by Baidu, Inc., no governmental entities in the Cayman Islands or in China own shares of Baidu, Inc. or its variable interest entities in China, and the governmental entities in China do not have a controlling financial interest in Baidu, Inc. or its variable interest entities.

•	Quhuo Holding (BVI) Limited is a British Virgin Islands company and the nominee of Quhuo Trust, which holds shares for the benefits of the Company and the participants of the Company’s share incentive scheme. Quhuo Holding (BVI) Limited is wholly-owned by The Core Trust Company Limited, a trust company acting as the trustee of Quhuo Trust. The investment power and voting power of Quhuo Trust are retained by the Company, and/or after duly exercise of the options by the grantees, the participants thereunder.

Additionally, based on the ROM, the Company’s other shareholders included (1) Deutsche Bank Trust Company Americas, (2) certain natural persons, and (3) certain institutional shareholders. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the beneficial ownership schedules filed by the beneficial owners of 5% or more of the Company’s shares. All institutional shareholders of the Company were involved in the Company’s pre-IPO share issuance. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands or China own shares of any of the institutional shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in a foreign jurisdiction, including Cayman Islands (where the Company was incorporated) or China (the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP, the Company’s former auditor), and that none of the foreign governmental entities, including those in Cayman Islands and China, has a controlling financial interest in the Company.

In addition, the Company’s subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, and mainland China are wholly owned or controlled by the Company. Therefore, none of the governmental entities in these jurisdictions owns shares in our subsidiaries or has a controlling financial interest in these subsidiaries.

Furthermore, the Company is the primary beneficiary of its variable interest entity (“VIE”) and its subsidiaries. The Company has the power to direct the activities that most significantly impact the economic performance of the VIE and its subsidiaries and the obligation to absorb losses or the right to receive benefits of the VIE and its subsidiaries that could potentially be significant to the VIE and its subsidiaries. As disclosed in the 2022 Form 20-F, Ms. Lili Sun, the spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP (“Ningbo Maiken”) and Mr. Tongtong Li hold controlling equity interests in the VIE. The managing partner of Ningbo Maiken is Ningbo Chuangqing Investment Management Co., Ltd., of which Mr. Zhen Ba, the chief financial officer of the Company, serves as executive director. Except for Nantong Runda Marketing Planning Co., Ltd. (“Nantong Runda”), Haikou Chengtu Network Technology Co., Ltd. (“Haikou Chengtu”), and Jiangxi Youke Automobile Rental Service Co., Ltd. (“Jiangxi Youke”), the VIE holds 100% equity interests in its subsidiaries. Therefore, the VIE and its subsidiaries are not owned or controlled by a governmental entity of China, and the governmental entities in China do not have a controlling financial interest in the VIE and its subsidiaries. The remaining 30% of the equity interest in Nantong Runda is owned by two unaffiliated individuals. The remaining 49% of the equity interest in Jiangxi Youke is owned by an unaffiliated individual. The remaining 45% of the equity interest in Haikou Chengtu is owned by three unaffiliated parties, including Tong Ji, Meng Lian and Harbin Maipu Network Technology Co., Ltd., which is owned by Tong Ji and other individuals. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, British Virgin Islands, Hong Kong, or China own shares of the Company’s consolidated foreign operating entities. In particular, no governmental entities in China own shares of the Company’s consolidated foreign operating entities incorporated in China.

The Company respectfully submits that, other than the questionnaires the Company requested its directors, officers and major shareholders to complete as part of its annual compliance procedures, the Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission.

2.	We note your statement that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Taiwan, Hong Kong and Macau. We also note your list of principal subsidiaries and affiliated entities in Exhibit 8.1 indicates that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

RESPONSE: The Company respectfully advises the Staff that, as stated above in the response to the comment No. 1, the Company was not aware of any governmental entities in mainland China (where it conducts substantially all of its operations), Hong Kong (where one of the Company’s major subsidiaries is incorporated), British Virgin Islands (where one of the Company’s major subsidiaries is incorporated) or the Cayman Islands (where it is incorporated) that hold any of its shares. Furthermore, the Company also confirms that, with respect to (b)(2), the shares of its PRC and other foreign subsidiaries, the VIE and its subsidiaries are not owned by governmental entities in each of their foreign jurisdictions, including China; with respect to (b)(3), no governmental entity in the PRC has a controlling financial interest with respect to the Company or any of its subsidiaries or variable interest entities; with respect to (b)(4), none of the board of directors and senior management of the Company’s PRC and other foreign subsidiaries, the VIE and its subsidiaries was an official of the Chinese Communist Party; and with respect to (b)(5), neither the memorandum and articles of association of the Company nor the articles of incorporation (or equivalent organizing document) of its subsidiaries in the PRC and other foreign subsidiaries, the VIE and its subsidiaries contains any charter of the Chinese Communist Party.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

RESPONSE: The Company respectfully advises the Staff that, the Company discussed with members of the board of directors and senior management of Quhuo Limited, its subsidiaries, the VIE and its subsidiaries and reviewed their resumes regarding their current and prior experience to confirm that the none of them was an official of the Chinese Communist Party as of the date of the 2022 Form 20-F.

***

If you have any further questions, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Leslie Yu, Chief Executive Officer, Quhuo Limited